February 21, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (256) 963-7111

Thomas R. Stanton
Chief Executive Officer
ADTRAN, Inc.
901 Explorer Boulevard
Huntsville, AL 35806

     Re: ADTRAN, Inc.
              Definitive 14A
              Filed March 30, 2007
              File No. 0-24612

Dear Mr. Stanton:

     We have reviewed your January 8, 2008 response to our comments of November 30, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

     Please contact me at (202) 551-3729 with any questions.

                         Sincerely,

                         Craig Slivka
                         Attorney Advisor